UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

1

FINANCIAL INFORMATION AND CURRENCY OF FINANCIAL STATEMENTS

The unaudited condensed consolidated interim financial statements included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise indicated, all references in this Periodic Report to “dollars,” “$,” or “US$” are to U.S. dollars, which is the reporting currency of the unaudited condensed consolidated interim financial statements.

2

PART I – FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	June 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	$74,997	67,821
Accounts receivable, net (Note 3)	155,942	171,269
Unbilled revenue	144,976	95,997
Service inventories (Note 4)	95,866	98,434
Prepaid assets	16,835	9,238
Retention withholdings	30,513	48,419
Other receivables	31,747	39,778
Other current assets	9,894	10,759
Total current assets	560,770	541,715
Non-current assets
Property, plant and equipment, net (Note 5)	423,251	442,666
Intangible assets, net	75,001	84,304
Goodwill	645,095	645,095
Operating lease right-of-use assets	27,395	31,628
Other assets	57,842	52,332
Total assets	$1,789,354	$1,797,740

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	373,387	351,240
Current installments of long-term debt (Note 6)	70,945	71,744
Short-term borrowings (Note 6)	34,797	48,889
Income taxes payable (Note 7)	4,219	8,421
Other taxes payable	6,215	14,674
Operating lease liabilities	5,313	7,406
Other current liabilities	29,004	31,073
Total current liabilities	523,880	533,447

Long-term debt (Note 6)	301,331	331,565
Deferred tax liabilities (Note 7)	-	-
Employee benefit liabilities	31,846	28,935
Non-current operating lease liabilities	21,597	25,145
Other liabilities	59,312	57,154
Total liabilities	937,966	976,246

Commitments and contingencies (Note 8)		-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at June 30, 2024 and December 31, 2023, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 95,408,453 and 94,996,397 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	884,904	883,865
Retained (deficit)	(33,585)	(62,440)
Accumulated other comprehensive income	69	69
Total equity	851,388	821,494
Total liabilities and equity	$1,789,354	$1,797,740

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

3

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	For the three-month period ended		For the six-month period ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenues	$324,969	$280,311	$621,817	$538,311
Cost of services	(271,830)	(248,318)	(525,736)	(479,199)
Gross profit	53,139	31,993	96,081	59,112
Selling, general and administrative expenses (excluding Amortization)	(14,329)	(10,060)	(28,020)	(24,723)
Amortization	(4,694)	(4,694)	(9,387)	(9,388)
Operating income	34,116	17,239	58,674	25,001
Interest expense, net	(9,439)	(11,067)	(20,043)	(21,986)
Other income, net	184	166	805	864
Income before income tax	24,861	6,338	39,436	3,879
Income tax expense	(5,988)	(4,393)	(10,581)	(8,291)
Net income / (loss)	$18,873	$1,945	$28,855	$(4,412)

Weighted average shares outstanding:
Basic	95,437,068	94,875,603	95,250,744	94,521,888
Diluted	95,525,679	94,875,603	95,484,020	94,521,888

Earnings / (loss) per share (Note 9):
Basic	$0.20	$0.02	$0.30	$(0.05)
Diluted	$0.20	$0.02	$0.30	$(0.05)

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

4

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	For the three-month period ended		For the six-month period ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Net income / (loss)	$18,873	$1,945	$28,855	$(4,412)
Other comprehensive income, net of tax	-	-	-	-
Foreign currency translation adjustments	-	-	-	-
Total comprehensive income / (loss), net of tax	$18,873	$1,945	$28,855	$(4,412)

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

5

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

		Common Stock
		and Additional	Accumulated Other
	Ordinary	Paid in	Comprehensive	Retained	Total
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at December 31, 2023	94,996,397	$883,865	$69	$(62,440)	$821,494
Share-based compensation expense	-	2,026	-	-	2,026
Vesting of restricted share units	494,387	(163)	-	-	(163)
Other	(82,331)	(824)	-	-	(824)
Net income	-	-	-	28,855	28,855
Balance at June 30, 2024	95,408,453	$884,904	$69	$(33,585)	$851,388

		Common Stock
		and Additional	Accumulated Other
	Ordinary	Paid in	Comprehensive	Retained	Total
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at December 31, 2022	94,012,752	$877,299	$69	$(75,020)	$802,348
Share-based compensation expense	-	3,693	-	-	3,693
Vesting of restricted share units	891,395	(197)	-	-	(197)
Other	-	-	-	-	-
Net (loss)	-	-	-	(4,412)	(4,412)
Balance at June 30, 2023	94,904,147	$880,795	$69	$(79,432)	$801,432

		Common Stock
		and	Accumulated
		Additional	Other
	Ordinary	Paid in	Comprehensive	Retained	Total
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at March 31, 2024	95,487,677	$885,051	$69	$(52,458)	$832,662
Share-based compensation expense	-	677	-	-	677
Vesting of restricted share units	3,107	(824)	-	-	(824)
Other	(82,331)	-	-	-	-
Net income	-	-	-	18,873	18,873
Balance at June 30, 2024	95,408,453	$884,904	$69	$(33,585)	$851,388

		Common Stock
		and	Accumulated
		Additional	Other		Total
	Ordinary	Paid in	Comprehensive	Retained	Shareholders’
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at March 31, 2023	94,861,997	$879,244	$69	$(81,377)	$797,936
Share-based compensation expense	-	1,748	-	-	1,748
Vesting of restricted share units	42,150	(197)	-	-	(197)
Other	-	-	-	-	-
Net income	-	-	-	1,945	1,945
Balance at June 30, 2023	94,904,147	$880,795	$69	$(79,432)	$801,432

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

6

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the six-month period ended
	June 30, 2024	June 30, 2023

Cash flows from operating activities:
Net income / (loss)	$28,855	$(4,412)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation and amortization	68,819	71,468
Share-based compensation expense	2,026	3,693
Loss / (Gain) on disposal of assets	1,389	(93)
Non-cash interest (income) expense	(2,088)	1,111
Deferred tax expense	1,196	1,591
Allowance for (reversal of) doubtful receivables	4,323	506
Charges on obsolete service inventories	1,648	69
Other operating activities, net	(59)	(367)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	10,694	167
(Increase) decrease in unbilled revenue	(49,019)	(14,956)
(Increase) decrease in retention withholdings	17,906	5,522
(Increase) decrease in inventories	621	(3,737)
(Increase) decrease in prepaid expenses	(7,631)	(11,821)
(Increase) decrease in other current assets	10,172	(4,987)
Change in other long-term assets and liabilities	(2,858)	(228)
Increase (decrease) in accounts payable and accrued expenses	43,218	23,291
Increase (decrease) in other current liabilities	(16,931)	5,598
Net cash provided by operating activities	112,281	72,415

Cash flows from investing activities:
Capital expenditures	(52,698)	(38,009)
IPM investments (Note 2)	-	(15,304)
Proceeds from disposal of assets	156	273
Other investing activities	(4,165)	(1,000)
Net cash used in investing activities	(56,707)	(54,040)

Cash flows from financing activities:
Proceeds from long-term debt	4,063	-
Repayments of long-term debt	(35,872)	(26,675)
Proceeds from short-term borrowings	24,276	60,899
Repayments of short-term borrowings	(38,513)	(70,416)
Payments on capital leases	(507)	(1,201)
Payments on seller-provided financing for capital expenditures	(1,682)	(4,521)
Other financing activities, net	(163)	(197)
Net cash used in financing activities	(48,398)	(42,111)

Effect of exchange rate changes on cash	-	-
Net increase (decrease) in cash	7,176	(23,736)
Cash and cash equivalents, beginning of period	67,821	78,853
Cash and cash equivalents, end of period	$74,997	$55,117

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

7

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar term) have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of NESR management, all adjustments considered necessary for a fair statement have been included in the accompanying unaudited interim financial statements. All intercompany transactions and balances have been eliminated in consolidation. Operating results for the six-month period ended June 30, 2024, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2024. The December 31, 2023, balance sheet information has been derived from the NESR 2023 audited financial statements. For further information, refer to the Consolidated Financial Statements and notes thereto included in the NESR Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024.

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2. CONDENSED CONSOLIDATED INTERIM SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Supplemental cash flow information

Non-cash transactions were as follows:

●	Purchases of property, plant, and equipment in Accounts payable of $12.7 million and $17.6 million at June 30, 2024, and December, 31, 2023, respectively, are not included under “Capital expenditures” within the Condensed Consolidated Interim Statements of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $1.7 million and $5.5 million at June 30, 2024, and December 31, 2023, in Accounts payable are not included under “Payments on seller-provided financing for capital expenditures” within the Condensed Consolidated Interim Statements of Cash Flows.

Production Management Assets

The Company’s Integrated Production Management (“IPM”) projects are focused on developing and managing production on behalf of the Company’s customers under long-term agreements. Under these arrangements, the Company invests its own services and products, and in some cases cash, into the field development activities and operations of the customer. Although in certain arrangements the Company is paid for a portion of the services or products it provides, generally the Company will not be paid at the time of providing its services or upon delivery of its products. Instead, the Company is compensated based upon cash flow generated. Revenues from IPM arrangements, which is recognized as the related production is achieved, represented 1.0%, 1.4%, 0.7%, and 1.9% of the Company’s Revenues for the three-month period ended June 30, 2024, three-month period ended June 30, 2023, six-month period ended June 30, 2024, and six-month period ended June 30, 2023, respectively.

The Company capitalizes its cash investments in a project as well as the direct costs associated with providing services or products for which the Company will be compensated when the related production is achieved. These capitalized investments are amortized to the Unaudited Condensed Consolidated Interim Statements of Operations as the related production is achieved based on the units of production method, whereby each unit produced is assigned a pro-rata portion of the unamortized costs based on estimated total production, resulting in a matching of revenue with the applicable costs. Amortization expense relating to these capitalized investments was $2.3 million, $4.0 million, $2.6 million, and $8.5 million for the three-month period ended June 30, 2024, three-month period ended June 30, 2023, six-month period ended June 30, 2024, and six-month period ended June 30, 2023, respectively.

The unamortized portion of the Company’s investments in IPM projects was $16.2 million and $18.8 million at June 30, 2024, and December 31, 2023, respectively. These amounts are included within ‘Other assets’ in the Company’s Unaudited Condensed Consolidated Balance Sheets.

At June 30, 2024, and December 31, 2023, the Company assessed whether the unamortized costs associated with these investments exceed the present value of future cash flows from the projects, and recorded an impairment charge of $0.0 (zero) million and $0.9 million at June 30, 2024, and December 31, 2023, respectively. The Company will continue to assess, in future reporting periods, whether the unamortized costs associated with these investments exceed the discounted present value of future cash flows, as a significant deviation in future production levels or future selling prices could result in a material charge in the Unaudited Condensed Consolidated Interim Statements of Operations for future reporting periods.

Recently issued accounting standards not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires enhanced disclosures about significant segment expenses, enhanced interim disclosure requirements, disclosures about the individual or the group or committee identified as the chief operating decision-maker and contains other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company does not intend to early adopt this standard. The Company is currently reviewing the impact of the adoption on the condensed consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a tabular reconciliation using both percentages and amounts, broken out into specific categories with certain reconciling items at or above 5% of the statutory tax further broken out by nature and/or jurisdiction. This ASU also has disclosure requirements related to income taxes paid (net of refunds received), broken out between federal, state/local and foreign, and amounts paid to an individual jurisdiction when 5% or more of the total income taxes paid. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company does not intend to early adopt this standard. The Company is currently reviewing the impact of the adoption on the condensed consolidated financial statements.

All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and, at this time, are not expected to have a material impact on our financial position or results of operations.

9

3. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivable of the Company as of the period end dates set forth below (in US$ thousands):

	As of
	June 30, 2024	December 31, 2023
Trade receivables	$169,303	$180,989
Less: allowance for credit losses	(13,361)	(9,720)
Total	$155,942	$171,269

Trade receivables relate to the sale of services, for which credit is extended based on the Company’s evaluation of the customer’s creditworthiness. The gross contractual amounts of trade receivables at June 30, 2024 and December 31, 2023 were $169.3 million and $181.0 million, respectively. The movement in the allowance for credit losses is as follows (in US$ thousands):

	For the three-month period ended		For the six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Allowance for credit losses at beginning of period	$(11,248)	$(12,319)	$(9,720)	$(12,664)
(Increase) decrease to allowance for the period	(2,682)	506	(4,323)	557
Write-off of credit losses	569	14	682	308
Allowance for credit losses at end of period	$(13,361)	$(11,799)	$(13,361)	$(11,799)

4. SERVICE INVENTORIES

The following table summarizes the service inventories for the period end dates as set forth below (in US$ thousands):

	June 30,	December 31,
	2024	2023

Spare parts and consumables	$68,033	$66,615
Chemicals	27,833	31,819
Total	$95,866	$98,434

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5. PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in US$ thousands):

	Estimated Useful	As of
	Lives (in years)	June 30, 2024	December 31, 2023
Buildings and leasehold improvements	5 to 25	$55,758	$57,002
Drilling rigs, plant and equipment	1 to 15	740,061	749,492
Office equipment (furniture and fixtures) and tools	3 to 10	16,356	16,763
Vehicles and cranes	5 to 10	11,153	14,446
Less: Accumulated depreciation		(429,109)	(420,812)
Land		11,664	11,664
Capital work in progress		17,368	14,111
Total		$423,251	$442,666

The Company recorded depreciation expense of $27.9 million, $28.2 million, $55.5 million and $56.0 million for the three-month period ended June 30, 2024, the three-month period ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively, in the Unaudited Condensed Consolidated Interim Statements of Operations.

6. DEBT

Long-term debt

The Company’s long-term debt obligations consist of the following (in US$ thousands):

	June 30, 2024	December 31, 2023

Secured Term Loan	$354,750	$387,000
Secured Revolving Credit Facility	14,062	10,000
Borrowings from Long-Term 24 Month Working Capital Facilities	7,857	11,479
Less: unamortized debt issuance costs	(4,393)	(5,170)
Total loans and borrowings	372,276	403,309
Less: current installments	(70,945)	(71,744)
Long-term debt, net of unamortized debt issuance costs and excluding current installments	$301,331	$331,565

2021 Secured Facilities Agreement

On November 4, 2021, the Company entered into a $860 million Secured Facilities Agreement (the “2021 Secured Facilities Agreement”). At inception, the $860 million Secured Facilities Agreement consisted of a $430 million term loan due by November 4, 2027 (the “Term Loan” or “Secured Term Loan”), a $80.0 million revolving credit facility due by November 4, 2025 (“RCF” or “Secured Revolving Credit Facility”), and a $350 million working capital facility that renews annually by mutual agreement of the Lenders and the Company.

11

Borrowings under the Term Loan and RCF facilities incur interest at the secured overnight financing rate (“SOFR”) for U.S. dollar denominated borrowings, or SAIBOR for Saudi Arabia Riyal borrowings, plus 2.6% to 3.0% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the 2021 Secured Facilities Agreement. As of June 30, 2024, and December 31, 2023, this resulted in interest rates of 8.22% and 8.23%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.80% and 8.58%, respectively, for Saudi Arabian Riyal borrowings. As of June 30, 2024, and December 31, 2023, the Company had drawn $354.8 million and $387.0 million, respectively, of the Term Loan, and $14.1 million and $10.0 million, respectively, of the RCF. As of June 30, 2024, and December 31, 2023, the Company had $65.9 million and $70.0 million, respectively, available to be drawn under the RCF.

The 2021 Secured Facilities Agreement also includes a working capital facility of $325 million and $325 million as of June 30, 2024, and December 31, 2023, respectively, for issuance of letters of guarantee, letters of credit and refinancing letters of credit into debt over a period of no more than two years, which carries an interest rate equal to SOFR for U.S. dollar denominated borrowings, or SIBOR for Saudi Arabia Riyal borrowings, for the applicable interest period, plus a margin of 1.25% to 1.5% per annum. As of June 30, 2024, and December 31, 2023, the Company had utilized $205.2 million and $178.6 million, respectively, under this working capital facility and the balance of $119.8 million and $146.4 million, respectively, was available to the Company.

The 2021 Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. As of June 30, 2024, and December 31, 2023, the Company was in compliance with all financial and non-financial covenants under the 2021 Secured Facilities Agreement.

Short-term debt

The Company’s short-term debt obligations consist of the following (in US$ thousands):

	June 30, 2024	December 31, 2023

Short-term borrowings from working capital facilities	$34,842	$49,001
Less: unamortized debt issuance costs	(45)	(112)
Short-term debt, excluding current installments of long-term debt	$34,797	$48,889

Other debt information

Scheduled principal payments of long-term debt for periods subsequent to June 30, 2024, are as follows (in US$ thousands):

2024	$70,944
2025	79,975
2026	64,500
2027	161,250
Thereafter	-
Total long-term debt	$376,669

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7. INCOME TAXES

NESR is a holding company incorporated in the British Virgin Islands, which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The subsidiaries operate in multiple tax jurisdictions throughout the MENA and Asia Pacific regions where statutory tax rates generally vary from 0% to 43.7%. In the British Virgin Islands, the statutory rate is effectively 0% as tax is not applied on extra territorial activity.

The Company recorded income tax expense of $6.0 million with an effective tax rate of 24.1% for the three-month period ended June 30, 2024, $4.4 million with an effective tax rate of 69.3% for the three-month period ended June 30, 2023, $10.6 million with an effective tax rate of 26.8% for the six-month period ended June 30, 2024 and $8.3 million with an effective tax rate of 213.7% for the six-month period ended June 30, 2023, in the Unaudited Condensed Consolidated Interim Statements of Operations.

The high effective tax rates are mainly driven by recording valuation allowances against current year losses and recording liabilities on uncertain tax positions in various jurisdictions.

8. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $54.9 million and $15.4 million at June 30, 2024, and December 31, 2023, respectively. Substantially all of the commitments outstanding as of June 30, 2024, are expected to be settled during 2024 and 2025.

Other commitments

The Company purchases certain property, plant, and equipment using seller-provided installment financing with payment terms extending to 24 months. As of June 30, 2024, and December 31, 2023, the Company recorded $1.7 million and $1.5 million, respectively, in Accounts payable for amounts due using seller-provided installment financing.

The Company had outstanding letters of credit amounting to $12.1 million and $2.0 million as of June 30, 2024, and December 31, 2023, respectively.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $156.1 million and $122.8 million as of June 30, 2024, and December 31, 2023, respectively. The Company has also entered into cash margin guarantees totaling $3.8 million and $3.6 million at June 30, 2024, and December 31, 2023, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s condensed consolidated interim financial statements.

Legal proceedings

The Company is involved in certain legal proceedings which arise in the ordinary course of business and the outcomes of which are currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company’s management currently believes that it is not required to recognize a provision because they are not probable or reasonably estimable and any impacts are not expected to have a material impact on the Company’s business, financial condition, results of operations, or liquidity.

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9. EARNINGS / (LOSS) PER SHARE

The following tables provide a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the for the three-month period ended June 30, 2024, the three-month period ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively.

Date	Transaction Detail	Change in Shares	Three-month period ended June 30, 2024, Weighted Average Ordinary Shares Outstanding
April 1, 2024	Beginning Balance		95,487,677
April 1, 2024	Restricted Stock Issuance	1,774	1,774
April 23, 2024	Restricted Stock Issuance	1,333	996
May 2, 2024	Return of shares from W.D. Van Gonten Engineering	(82,331)	(53,379)
June 30, 2024	Ending Balance		95,437,068

Date	Transaction Detail	Change in Shares	Three-month period ended June 30, 2023, Weighted Average Ordinary Shares Outstanding
April 1, 2023	Beginning Balance		94,861,997
April 12, 2023	Restricted Stock Issuance	666	585
June 1, 2023	Restricted Stock Issuance	40,000	12,889
June 22, 2023	Restricted Stock Issuance	1,484	132
June 30, 2023	Ending Balance		94,875,603

Date	Transaction Detail	Change in Shares	Six-month period ended June 30, 2024, Weighted Average Ordinary Shares Outstanding
January 1, 2024	Beginning Balance		94,996,397
January 9, 2024	Restricted Stock Issuance	333	317
March 17, 2024	Restricted Stock Issuance	12,751	7,356
March 18, 2024	Restricted Stock Issuance	242,455	138,546
March 19, 2024	Restricted Stock Issuance	235,741	133,414
April 1, 2024	Restricted Stock Issuance	1,774	906
April 23, 2024	Restricted Stock Issuance	1,333	498
May 2, 2024	Return of shares from W.D. Van Gonten Engineering	(82,331)	(26,690)
June 30, 2024	Ending Balance		95,250,744

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Date	Transaction Detail	Change in Shares	Six-month period ended June 30, 2023, Weighted Average Ordinary Shares Outstanding
January 1, 2023	Beginning Balance		94,012,752
January 23, 2023	Restricted Stock Issuance	500	439
February 2, 2023	Restricted Stock Issuance	22,440	18,451
February 24, 2023	Restricted Stock Issuance	250	175
March 1, 2023	Restricted Stock Issuance	333	224
March 16, 2023	Restricted Stock Issuance	247,286	145,624
March 17, 2023	Restricted Stock Issuance	578,436	337,421
April 12, 2023	Restricted Stock Issuance	666	292
June 1, 2023	Restricted Stock Issuance	40,000	6,444
June 22, 2023	Restricted Stock Issuance	1,484	66
June 30, 2023	Ending Balance		94,521,888

The following tables provide the computation of basic and diluted earnings per share (“EPS”), or basic and diluted loss per share (“LPS”) as applicable, for the for the three-month period ended June 30, 2024, the three-month period ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively.

	For the three-month period ended
	June 30, 2024			June 30, 2023
	Net income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS

Basic EPS - ordinary shares	$18,873	95,437,068	$0.20	$1,945	94,875,603	$0.02
Restricted stock units		88,611			-
Antidilution sequencing - subtotal	18,873	95,525,679	0.20	1,945	94,875,603	0.02
Decrease/(increase) in the fair value of the warrants
35,540,380 Public Warrants @ $5.75 per half share		-			-
Diluted EPS - ordinary shares	$18,873	95,525,679	$0.20	$1,945	94,875,603	$0.02

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	For the six-month period ended
	June 30, 2024			June 30, 2023

	Net income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net loss to Ordinary Shareholders	Weighted-average ordinary shares outstanding	LPS

Basic EPS/(LPS) - ordinary shares	$28,855	95,250,744	$0.30	$(4,412)	94,521,888	$(0.05)
Restricted stock units		233,276			-
Antidilution sequencing - subtotal	28,855	95,484,020	0.30	(4,412)	94,521,888	(0.05)
Decrease/(increase) in the fair value of the warrants
35,540,380 Public Warrants @ $5.75 per half share
Diluted EPS/(LPS) - ordinary shares	$28,855	95,484,020	$0.30	$(4,412)	94,521,888	$(0.05)

For the for the three-month period ended June 30, 2023, and the six-month period ended June 30, 2023, respectively, potentially dilutive restricted stock units had no impact on the determination of dilutive earnings / (loss) per share as these potential ordinary shares were antidilutive. For the for the three-month period ended June 30, 2024, the three-month period ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively, potentially dilutive Public Warrants had no impact on the determination of dilutive earnings / (loss) per share as these potential ordinary shares were antidilutive.

10. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available and that are evaluated regularly by the Company’s CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and natural gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. The CODM evaluates the operating results of its reportable segments primarily based on revenue and segment operating (loss) / income. Segment operating (loss) / income does not include general corporate expenses, such as corporate overhead (costs incurred at the Company’s global and regional headquarter locations), share-based compensation, and transaction and integration costs, as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management.

Drilling and Evaluation Services generates its revenue from the following service offerings: rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services, and slickline services.

In January 2021, the Company announced an Environmental, Social, and Corporate Governance IMPACT (“ESG IMPACT”) initiative to develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry. These innovative energy solutions so far include methane detection and control, flare capture and re-use, and water treatment and re-use. In February 2024, NESR rebranded the ESG IMPACT segment to NESR Environmental & Decarbonization Applications (“NEDA”) to signify the importance of industry action in decarbonizing the footprint of energy production. The results of NEDA or ESG IMPACT were not material to our Unaudited Condensed Consolidated Interim Statements of Operations for the quarter-to-date period ended June 30, 2024, quarter-to-date period ended June 30, 2023, year-to-date period ended June 30, 2024, and/or year-to-date period ended June 30, 2023, respectively.

The Company’s operations and activities are located within certain geographies, primarily the MENA region, as well as in Malaysia, Indonesia and India.

Revenue from operations

	For the three-month period ended		For the six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Reportable Segment:
Production Services	$219,595	$192,414	$414,098	$367,509
Drilling and Evaluation Services	105,374	87,897	207,719	170,802
Total external revenue	$324,969	$280,311	$621,817	$538,311

Long-lived assets

	As of
	June 30, 2024	December 31, 2023
Reportable Segment:
Production Services	$218,939	$225,612
Drilling and Evaluation Services	153,258	170,224
Total Reportable Segments	372,197	395,836
Unallocated assets	51,054	46,830
Total long-lived assets	$423,251	$442,666

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Operating income

	For the three-month period ended		For the six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Reportable Segment:
Production Services	$27,954	$22,008	$46,878	$42,599
Drilling and Evaluation Services	12,921	9,801	22,677	17,080
Total Reportable Segments	40,875	31,809	69,555	59,679
Unallocated expenses	(6,759)	(14,570)	(10,881)	(34,678)
Total operating income	34,116	17,239	58,674	25,001
Interest expense, net	(9,439)	(11,067)	(20,043)	(21,986)
Other income, net	184	166	805	864
Income before income tax	$24,861	$6,338	$39,436	$3,879

Revenue by geographic area

	For the three-month period ended		For the six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Geographic Area:
Domestic (British Virgin Islands)	$-	$-	$-	$-
MENA	322,354	277,991	616,082	532,366
Rest of World	2,615	2,320	5,735	5,945
Total revenue	$324,969	$280,311	$621,817	$538,311

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Long-lived assets by geographic area

	As of
	June 30, 2024	December 31, 2023
Geographic area:
Domestic (British Virgin Islands)	$-	$-
MENA	413,422	431,002
Rest of World	9,829	11,664
Total long-lived assets	$423,251	$442,666

Cautionary Note Regarding Forward-Looking Statements

This Periodic Report on Form 6-K (this “Periodic Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this Periodic Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Periodic Report may include, without limitation, statements regarding our expectations related to our plans and ability to regain listing of our securities on Nasdaq or another national or international stock exchange, our ability to implement our remediation plan in connection with the material weakness in our internal control over financial reporting, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, completion and integration of acquisitions and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over, including the impact of the extent of any material weakness or significant deficiencies in our internal control over financial reporting. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Changing commodity prices, market volatility and other market trends that affect our customers’ demand for our services;

●	Public health crises and other catastrophic events;

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●	The level of capital spending by our customers;

●	Political, market, financial and regulatory risks, including those related to the geographic concentration of our operations and customers;

●	Our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us;

●	Operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance;

●	Our ability to successfully integrate acquisitions;

●	Competition, including for capital and technological advances; and

●	Other risks and uncertainties set forth in Part I, Item 3D, “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this Periodic Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Periodic Report in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

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ITEM 2. OPERATING AND FINANCIAL REVIEW

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes included in this Periodic Report. In addition, such analysis should be read in conjunction with the audited consolidated financial statements, the related notes, and the other information included in the Company’s Annual Report on Form 20-F for year ended December 31, 2023. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Please read “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a provider of services to the oil and natural gas industry primarily in the MENA region. We currently operate in 15 countries, with a strong presence in Saudi Arabia, Oman, Kuwait, United Arab Emirates, Algeria, Egypt, Libya, Iraq and Qatar. Our company was founded with a vision of creating a regional provider for oilfield services that offers a full portfolio of solutions for our customers with a strong focus on supporting the economies in which we operate. ESG considerations are central to our company, and we believe that employing local staff and fully integrating with regional economies is a critical part of the social component of our ESG philosophy. In addition, we have found that promoting high local content in our operations optimizes our cost structure, enhancing our ability to generate free cash flow in various commodity price environments. With its vast reserves of oil and natural gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling and evaluation services and equipment.

Factors Affecting our Results of Operations

Global E&P Trends and Oil Prices

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and natural gas sectors in the MENA region. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

Cyclical Nature of Sector

The oilfield services sector is a highly cyclical industry. As a result, our operating results can fluctuate from quarter to quarter and period to period. However, due to the lower average cost of production per barrel in the Middle East and the need for infrastructure spending to sustain or increase current production levels of these oil rich countries, we believe that we are less affected by oil price volatility as compared to oilfield services companies that operate in other regions, as discussed below.

Drilling Environments

Based on energy industry data, the bulk of oil production comes from onshore activity while offshore oil production currently provides an estimated 30% of all global oil supply. We provide services to exploration and production (“E&P”) companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions.

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Geographic Concentration; Middle Eastern Operations

For the for the three-month period ended June 30, 2024, the three-month period ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively, 99%, 99%, 99%, and 99%, of our revenue came from the MENA region, particularly the Middle East. The Middle East accounts for almost a third of global oil production, according to the Energy Institute Statistical Review of World Energy 2023 (72nd edition). Given the low break-even price of production, it is a key region for oilfield service companies. Most oil and natural gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including reduced production and drilling activities, extended periods of low oil prices and decreased oil demand, armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

Many MENA countries rely on the energy sector as the major source of national revenues. Even at lower oil and natural gas prices, such oil and natural gas dependent economies have continued to maintain significant production and drilling activities. Further, given that Middle East markets have among the lowest break-even prices of production, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, hydraulic fracturing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered or rentals provided. A performance obligation arises under contracts with customers to render services or provide rentals and is the unit of account under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The Company accounts for services rendered and rentals provided separately if they are distinct and the service or rental is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered or rentals provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A contract’s standalone selling prices are determined based on the prices that the Company charges for its services rendered and rentals provided. Most of the Company’s performance obligations are satisfied over time, which is generally represented by a period of 30 days or less. The Company’s payment terms vary by the type of products or services offered. The term between invoicing and when the payment is due is typically 30-60 days per contract.

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Cost of services

Cost of services primarily includes staff costs for service personnel, purchase of non-capitalized material, equipment and supplies (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (excluding Amortization) (“SG&A”) expense

SG&A expense, excluding Amortization as it is presented separately, primarily includes salary and employee benefits for non-production personnel (primarily management and administrative personnel), professional service fees, office facilities and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense primarily consists of interest on outstanding debt, net of interest income.

Other income / (expense), net

Other income / (expense), net primarily consists bank charges and foreign exchange gains and losses.

Key Performance Indicators

Historically, we have tracked two principal non-financial performance indicators that are important drivers of our results of operations: oil price and rig count. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers and has historically been an important indicator of our financial performance and activity levels. More recently, our customers in certain parts of the MENA region have increased their efforts to commercialize natural gas, particularly from unconventional formations. Over time, we anticipate that the market for natural gas will also become a key performance indicator for the Company.

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The following table shows rig count (Source: Baker Hughes Published Rig Count Data) and oil prices as of the dates indicated:

	As of
	June 30, 2024	December 31, 2023
Rig count:
MENA	384	379
Rest of World – outside of North America	573	576
Total International Rig Count	957	955

Brent Crude (per barrel)	$86.41	$77.69

Basis of Presentation of Financial Information

Segments

We operate our business and report our results of operations through three operating and two reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management. Our Production Services accounted for 68%, 69%, 67%, and 68%, of our revenues for the three-month period ended June 30, 2024, the three-month period ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services and slickline services. Our Drilling and Evaluation Services accounted for 32%, 31%, 33%, and 32%, of our revenues for the three-month period ended June 30, 2024, the three-month period ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively.

See Item 4B, “Business Overview” in our Annual Report on Form 20-F for the year ended December 31, 2023, which is hereby incorporated by reference into this Periodic Report, for a description of our reportable segments.

Results of Operations

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar. All amounts in tables are in US$ thousands, except share data and per share amounts.

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2024 compared to 2023

The following table presents our Condensed Consolidated Interim Statements of Operations data for the periods indicated:

	For the three-month period ended		For the six-month period ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenues	$324,969	$280,311	$621,817	$538,311
Cost of services	(271,830)	(248,318)	(525,736)	(479,199)
Gross profit	53,139	31,993	96,081	59,112
Selling, general and administrative expenses (excluding Amortization)	(14,329)	(10,060)	(28,020)	(24,723)
Amortization	(4,694)	(4,694)	(9,387)	(9,388)
Operating income	34,116	17,239	58,674	25,001
Interest expense, net	(9,439)	(11,067)	(20,043)	(21,986)
Other income / (expense), net	184	166	805	864
Income before income tax	24,861	6,338	39,436	3,879
Income tax expense	(5,988)	(4,393)	(10,581)	(8,291)
Net income / (loss)	$18,873	$1,945	$28,855	$(4,412)

Revenue. Revenue was $325.0 million for the quarter ended June 30, 2024, compared to $280.3 million for the quarter ended June 30, 2023, and $621.8 million for the six-month period ended June 30, 2024, compared to $538.3 million for the six-month period ended June 30, 2023.

The table below presents our revenue by segment for the periods indicated:

	For the three-month period ended		For the six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Reportable Segment:
Production Services	$219,595	$192,414	$414,098	$367,509
Drilling and Evaluation Services	105,374	87,897	207,719	170,802
Total revenue	$324,969	$280,311	$621,817	$538,311

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Production Services revenue was $219.6 million for the quarter ended June 30, 2024, compared to $192.4 million for the quarter ended June 30, 2023, and $414.1 million for the six-month period ended June 30, 2024, compared to $367.5 million for the six-month period ended June 30, 2023. The change in revenue was primarily due to increased well stimulation and hydraulic fracturing services.

Drilling and Evaluation Services revenue was $105.4 million for the quarter ended June 30, 2024, compared to $87.9 million for the quarter ended June 30, 2023, and $207.7 million for the six-month period ended June 30, 2024, compared to $170.8 million for the six-month period ended June 30, 2023. The change in revenue was primarily due to increased rig activity in Saudi Arabia and Kuwait.

Cost of services. Cost of services was $271.8 million for the quarter ended June 30, 2024, compared to $248.3 million for the quarter ended June 30, 2023, and $525.7 million for the six-month period ended June 30, 2024, compared to $479.2 million for the six-month period ended June 30, 2023. Cost of services as a percentage of total revenue was 83.6%, 88.6%, 83.6% and 88.6% for the quarter ended June 30, 2024, the quarter ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively. The change in cost of services as percentage of total revenue is mainly due to improved utilization on a more efficient cost structure and lower non-recurring costs period on period. Cost of services included depreciation expense of $27.9 million, $28.2 million, $55.5 million and $56.0 million for the quarter ended June 30, 2024, the quarter ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively.

Gross profit. Gross profit as a percentage of total revenue was 16.4%, 11.4%, 15.5% and 11.0% for the quarter ended June 30, 2024, the quarter ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively. The change in trend is described under “Revenue” and “Cost of services.”

SG&A expense. SG&A expense, which represents costs associated with managing and supporting our operations, was $14.3 million for the quarter ended June 30, 2024, compared to $10.1 million for the quarter ended June 30, 2023, and $28.0 million for the six-month period ended June 30, 2024, compared to $24.7 million for the six-month period ended June 30, 2023. SG&A as a percentage of total revenue was 4.4%, 3.6%, 4.5% and 4.6% for the quarter ended June 30, 2024, the quarter ended June 30, 2023, the six-month period ended June 30, 2024, and the six-month period ended June 30, 2023, respectively. The increase in SG&A as a percentage of total revenue period over period is primarily due to increased compensation cost associated with employee contracts issued to Senior Management in the fourth quarter of 2023.

Amortization expense. Amortization expense $4.7 million for the quarter ended June 30, 2024, compared to $4.7 million for the quarter ended June 30, 2023, and $9.4 million for the six-month period ended June 30, 2024, compared to $9.4 million for the six-month period ended June 30, 2023. Amortization expense is driven mainly by acquired intangible assets resulting from the acquisitions of GES and NPS in 2018, SAPESCO in 2020, and the Action Business Combination in 2021.

Interest expense, net. Interest expense, net, was $9.4 million for the quarter ended June 30, 2024, compared to $11.1 million for the quarter ended June 30, 2023, and $20.0 million for the six-month period ended June 30, 2024, compared to $22.0 million for the six-month period ended June 30, 2023. Interest expense, net, decreased period-over-period, due to lower debt levels during 2024 as compared to 2023.

Other (expense) income, net. Other (expense) income, net, was $0.2 million for the quarter ended June 30, 2024, compared to $0.2 million for the quarter ended June 30, 2023, and $0.8 million for the six-month period ended June 30, 2024, compared to $0.9 million for the six-month period ended June 30, 2023.

Income tax expense (benefit). Income tax expense (benefit) was $6.0 million for the quarter ended June 30, 2024, compared to $4.4 million for the quarter ended June 30, 2023, and $10.6 million for the six-month period ended June 30, 2024, compared to $8.3 million for the six-month period ended June 30, 2023. The high effective tax rates are mainly driven by recording valuation allowances against current year losses and recording liabilities on uncertain tax positions in various jurisdictions. See Note 7, Income Taxes, to our condensed consolidated interim financial statements included in included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report.

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Net income / (loss). Net income / (loss) was $18.9 million for the quarter ended June 30, 2024, compared to $1.9 million for the quarter ended June 30, 2023, and $28.9 million for the six-month period ended June 30, 2024, compared to ($4.4) million for the six-month period ended June 30, 2023.

Supplemental Segment Operating Income Discussion

	For the three-month period ended		For the six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Reportable Segment:
Production Services	$27,977	$22,008	$46,901	$42,599
Drilling and Evaluation Services	13,001	9,801	22,757	17,080

Production Services segment operating income was $28.0 million for the quarter ended June 30, 2024, compared to $22.0 million for the quarter ended June 30, 2023, and $46.9 million for the six-month period ended June 30, 2024, compared to $42.6 million for the six-month period ended June 30, 2023. The change in segment operating income was largely attributable to well stimulation and hydraulic fracturing services.

Drilling and Evaluation segment operating income was $13.0 million for the quarter ended June 30, 2024, compared to $9.8 million for the quarter ended June 30, 2023, and $22.8 million for the six-month period ended June 30, 2024, compared to $17.1 million for the six-month period ended June 30, 2023. The change in segment operating income in 2024 as compared to 2023 was primarily due to increased rig activity in Saudi Arabia and Kuwait.

Liquidity and Capital Resources

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our business. We had cash and cash equivalents of $75.0 million as of June 30, 2024, and $67.8 million as of December 31, 2023. Our outstanding borrowings were $407.1 million as of June 30, 2024, and $452.2 million as of December 31, 2023. Current available borrowing capacity totaled $185.8 million and $153.1 million, as of June 30, 2024, and December 31, 2023, respectively. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. See “Capital Resources” below.

Cash Flows

Cash flows provided by (used in) each type of activity were as follows for the periods presented (in US$ thousands):

	For the six-month period ended
	June 30, 2024	June 30, 2023

Cash provided by (used in):
Operating Activities	$112,281	$72,415
Investing Activities	(56,707)	(54,040)
Financing Activities	(48,398)	(42,111)
Effect of exchange rate changes on cash	-	-
Net change in cash and cash equivalents	$7,176	$(23,736)

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Operating Activities

Cash flows provided by operating activities were $112.3 million for the six-month period ended June 30, 2024, compared to cash flows provided by operating activities of $72.4 million for the six-month period ended June 30, 2023. Cash flows from operating activities fluctuated by $39.9 million in the six-month period ended June 30, 2024, compared to six-month period ended June 30, 2023, primarily due to improved operating results as movement in non-cash transactions and operating assets and liabilities were substantially flat year-over-year.

Investing Activities

Cash flows used in investing activities were $56.7 million for the six-month period ended June 30, 2024, compared to cash flows used in investing activities of $54.0 million for the six-month period ended June 30, 2023. The difference between periods was primarily due to no additional IPM investments during 2024, as compared to 2023 where IPM investments totaled $15.3 million during the first 6 months of 2023. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows used in financing activities were $48.4 million for the six-month period ended June 30, 2024, compared to cash flows used in financing activities of $42.1 million for the six-month period ended June 30, 2023. The shift between 2023 and 2024 is primarily attributable to the higher debt repayments during 2024 as compared to 2023.

Credit Facilities

Our principal credit facilities and instruments outstanding or available as of June 30, 2024, are discussed in Note 6, Debt, to the unaudited condensed consolidated interim financial statements included in Item 1, “Financial Statements,” of this Periodic Report on Form 6-K.

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Capital Resources

For the foreseeable future, we believe cash on hand, cash flows from operating activities and available credit facilities, including those of our Subsidiaries, will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term operating strategies.

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or may issue equity directly to the sellers in any such acquisition, or any combination thereof. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. Any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

SEC Settlement

On August 28, 2024, we reached a settlement of a civil administrative proceeding with the SEC related to the Company’s restatement of its previously issued financial statements for 2018 through 2020. The Company, without admitting or denying the findings, agreed to a cease-and-desist order regarding Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 13a-1, 13a-15(a) - (c), and 13a-16 thereunder. As part of the settlement, the Company agreed to pay a civil monetary penalty to the SEC in the amount of $400,000.

Other Factors Affecting Liquidity

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material impact on our liquidity, results of operations and financial condition.

Shelf registration statement. The Company does not have any effective shelf registration statements as of June 30, 2024.

Nasdaq Delisting. Effective April 28, 2023, Nasdaq delisted the Company’s ordinary shares and warrants. The delisting of the ordinary shares and warrants has affected the liquidity of such securities and could inhibit or restrict our ability to raise additional financing, among other things.

We plan to seek to relist our ordinary shares and warrants on Nasdaq as soon as practicable through the normal relisting application process. However, we cannot assure you that we will list our securities successfully on Nasdaq or another national securities exchange, or that once listed, our securities will remain listed thereon. An active trading market for the Company’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your ordinary shares and/or warrants unless an active market for such securities can be established and sustained.

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Off-Balance Sheet Arrangements

Letters of Credit

The Company had outstanding letters of credit amounting to $12.1 million and $2.0 million as of June 30, 2024, and December 31, 2023, respectively.

Guarantee Agreements

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $156.1 million and $122.8 million as of June 30, 2024, and December 31, 2023, respectively. The Company has also entered into cash margin guarantees totaling $3.8 million and $3.6 million at June 30, 2024, and December 31, 2023, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s condensed consolidated interim financial statements .

Contractual Obligations

The information in the Annual Report on Form 20-F for the year ended December 31, 2023, under the section entitled “Tabular Disclosure of Contractual Obligations” in Part I, Item 5F, is hereby incorporated by reference into this Periodic Report. As of June 30, 2024, there were no material changes to this disclosure regarding our contractual obligations.

Critical Accounting Policies and Estimates

The information in the Annual Report on Form 20-F for the year ended December 31, 2023, under the section entitled “Critical Accounting Policies and Estimates” in Part I, Item 5A, is hereby incorporated by reference into this Periodic Report. As of June 30, 2024, there were no material changes to this disclosure regarding our Critical Accounting Policies and Estimates made in the Annual Report.

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ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency.

Local currency balances in the United Arab Emirates, Saudi Arabia, Oman, Kuwait and Qatar entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to either the U.S. dollar or a weighted basket of currencies heavily weighted to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in the Algerian Dinar, Egyptian Pound, Libyan Dinar, and Iraqi Dinar. However, customer contracts in these countries are largely denominated in U.S. dollars. We do not believe that a 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results or financial condition.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable, unbilled revenue, and other receivables and certain other assets (such as bank balances) as reflected in our Consolidated Balance Sheet, with the maximum exposure equaling the carrying amount of these assets in the Consolidated Balance Sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to NOCs in the MENA region.

We have not experienced any material losses related to non-payment of receivables from individual or groups of customers due to loss of creditworthiness during the years ended December 31, 2023, 2022 and 2021. Management believes that we do not have additional credit risk beyond the amounts already provided for credit losses in our accounts receivable.

Liquidity Risk

Liquidity risk is the risk that we may not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or liabilities. We maintain cash flow forecasts to monitor our liquidity position.

Accounts payable are normally settled within customary terms for the industry. We believe cash on hand, cash flows from operating activities and the available credit facilities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. See “Risk Factors – We might require additional equity or debt financing to fund operations and/or future acquisitions,” “Risk Factors – Our securities were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our securities,” and “Operating and Financial Review and Prospects - Liquidity and capital resources” included in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our borrowings.

Since the end of 2021, interest rates have significantly increased as central banks have sought to reduce inflationary pressures. As of June 30, 2024, and December 31, 2021, borrowings under the Term Loan and RCF facilities incurred interest at the rate of 8.22% and 2.96%, respectively, for U.S. dollar denominated borrowings, and interest rates of 8.80% and 3.44%, respectively, for Saudi Arabian Riyal borrowings. Consequently, our interest expense, net, has increased.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

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ITEM 4. INTERNAL CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were not effective as of the end of the period covered by this Periodic Report due to the material weaknesses in our internal control over financial reporting described below.

Material Weaknesses identified as of December 31, 2023

In connection with the audit of the Company’s financial statements for the year ended December 31, 2023, management and the Company’s independent registered public accounting firm identified material weaknesses in the Company’s internal control over financial reporting. Our Senior Management failed to set an appropriate tone at the top sufficient to ensure a culture of compliance with the Company’s accounting, finance and internal control policies, including through:

●	Lack of an effective organizational structure to promote effective internal control:
●	Lack of effective communication protocols to ensure timely escalation and resolving of accounting issues; and
●	Insufficient technical accounting resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with U.S. GAAP.

Moreover, the material weakness described above contributed to the following additional material weaknesses:

●	The Company’s period-end financial reporting controls, specifically those over account reconciliations, were not effectively designed and implemented to detect potential misstatements and correct identified misstatements to period-end financial statements.
●	The Company did not design and maintain effective controls over certain accounts payable functions. Specifically, the Company did not maintain effective controls over the creation of purchase orders, the matching of goods of services received against purchase orders, and/or the review of the completeness and accuracy of accounts payable and accrued liabilities.
●	The Company did not design and maintain effective information technology general controls over financial reporting as privileged access users were not appropriately provisioned and inadequate monitoring controls were in place to enforce appropriate system access and segregation of duties.

Notwithstanding the identified material weaknesses, all required accounting entries have been reflected in our condensed consolidated interim financial statements. If left unremediated, the material weakness could result in future material misstatement of the condensed consolidated interim financial statements that would not be prevented or detected.

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The Company is committed to ensuring a strong internal control environment and to ensuring that a proper, consistent tone is communicated throughout the organization. To that end, management, with oversight of the Audit Committee of the Board of Directors, has identified and began to implement steps to remediate the material weaknesses described above. As of the date of this filing, the Company has successfully completed the following remedial steps:

●	Changed the Company’s reporting lines for financial reporting on an interim basis including that the Company’s CFO reports directly to the non-executive members of the Board of Directors as to all financial reporting and accounting matters and will continue to do so at least through August 2025, the expected period of the remediation efforts;
●	Appointed an internally promoted Director of Internal Audit in addition to engaging a third party to provide an Internal Audit function on an interim basis until such time as the Company develops a sufficient in-house Internal Audit team;
●	Engaged in training throughout the financial and accounting organization, including through a three-day Controllers Conference in May 2023, focused on U.S. GAAP and the specific issues that led to the Company’s restatement;
●	Conducted formal compliance workshops with country management, service line management, the complete supply chain organization, and function heads that reemphasized the location of key Company policies and required certifications that each trainee understood where to find the Company’s policies and understood their content;
●	Commenced a series of formal monthly trainings for all senior finance staff with topics such as how to improve and better facilitate the audit process;
●	Conducted a formal training on SOX for executive management, country leaders, segment directors and function leads;
●	Starting in 2023, tied future compensation awards to compliance;
●	Invested in additional software to centralize and automate financial controls, including those for documentation of internal control and account reconciliations as well as monitoring privileged access and segregation of duties in the Company’s accounting information technology system;
●	Made significant improvements to “procurement-to-pay” processes through investment in technology and creation of additional control and compliance procedures;
●	Instituted improved processes for reconciliations to help detect, and correct, potential misstatements;
●	Enhanced policies and procedures to improve our overall control environment and develop proper monitoring controls around timely evaluation and communication of internal control deficiencies to those parties responsible for taking corrective action, including Senior Management and the Board of Directors, as appropriate;
●	Engaged Big 4 accounting firm to (1) evaluate and redesign, as needed, financial controls utilized by the Company, (2) implement templates and other enhancements to support control documentation, (3) provide training on the proper performance of internal control and documentation thereof, and (4) provide monitoring and supervision of execution of controls through at least year-end 2024;
●	Added seconded “Big 4” accounting resources to supplement in-house financial reporting and internal control expertise;
●	Added new Board member at June 2024 Annual General Meeting who will also serve on the Compensation Committee;
●	Added former S&P 500 public company Chief Financial Officer to serve as observer to Audit Committee meetings to enhance governance overnight; and
●	Recruited additional individuals to key positions within our financial reporting, technology, accounting, internal audit and other support functions.

The Company is still in the process of undertaking the following additional steps (and continuing to expand on certain of the steps outlined above) to address the material weaknesses. These include:

●	Evaluating the optimal structure for the financial reporting and accounting functions, considering the decentralized nature of the Company’s operations and the regions in which it operates;
●	Evaluating the quantity and qualifications of employees at all levels of the financial reporting, technology, accounting, internal audit and other support functions, and recruiting additional personnel as needed;
●	Recruiting additional independent Board members to provide additional support to the members of the Audit Committee;
●	Continuous additional training, with a particular focus on the accrual process, U.S. GAAP, and the importance of raising ethics and other concerns, among employees in all regions;

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PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

The Company is involved in certain legal proceedings which arise in the ordinary course of business and the outcomes of which are currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company’s management currently believes that it is not required to recognize a provision because they are not probable or reasonably estimable and any impacts are not expected to have a material impact on the Company’s business, financial condition, results of operations, or liquidity.

Item 1A. Risk Factors.

Risks Relating to Our Business and Operations

There are several factors that affect our business and operations, many of which are beyond our control. In addition to information set forth in this Periodic Report, careful consideration should be given to the risk factors discussed under the caption “Risk Factors” in Part I, Item 3D of the Annual Report on Form 20-F for the year ended December 31, 2023, which could have a material impact on our business, financial condition or results of operations and are hereby incorporated by reference into this Periodic Report. Such risks are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also have a material impact on our business, financial condition or results of operations.

We continue to have material weaknesses in our internal control over financial reporting which we are in the process of remediating. If the material weaknesses persist or if we fail to develop or maintain an effective system of internal control, we may not be able to report our financial results accurately or prevent fraud, which could have a material adverse effect on our business, ordinary shares, results of operations and/or financial condition.

Effective internal control is necessary for us to provide reliable and accurate financial statements and to effectively prevent fraud. As described in Item 15, “Controls and Procedures” of our Annual Report on Form 20-F for the year ended December 31, 2023, we have concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2023, December 31, 2022, and December 31, 2021, due to material weaknesses in our internal control over financial reporting. Our senior management failed to set an appropriate tone at the top sufficient to ensure a culture of compliance with the Company’s accounting, finance and internal control policies, including through:

●	Lack of an effective organizational structure to promote effective internal control:

●	Lack of effective communication protocols to ensure timely escalation and resolving of accounting issues; and

●	Insufficient technical accounting resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements to appropriately analyze, record and disclose accounting matters timely and accurately in accordance with U.S. GAAP.

Moreover, the material weakness described above contributed to the following additional material weaknesses:

The Company’s period-end financial reporting controls, specifically those over account reconciliations, were not effectively designed and implemented to detect potential misstatements and correct identified misstatements to period-end financial statements.

●	The Company did not design and maintain effective controls over certain accounts payable functions. Specifically, the Company did not maintain effective controls over the creation of purchase orders, the matching of goods of services received against purchase orders, and/or the review of the completeness and accuracy of accounts payable and accrued liabilities.

●	The Company did not design and maintain effective information technology general controls over financial reporting as privileged access users were not appropriately provisioned and inadequate monitoring controls were in place to enforce appropriate system access and segregation of duties.

●	We are designing, implementing, and evaluating measures designed to remediate the material weaknesses. However, we cannot be certain that these measures will be successful or that we will be able to prevent future material weaknesses or significant deficiencies.

Furthermore, the efforts required to remediate those material weaknesses may cause a diversion of management’s time and attention, which could have a material adverse effect on our business, results of operations, financial position and cash flows.

In addition, if we are unable to successfully remediate our material weaknesses by August 28, 2025, we will have to pay the SEC an additional civil monetary penalty in the amount of $1.2 million in connection with the SEC settlement and may face additional scrutiny from the SEC’s Enforcement Division.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: August 29, 2024		/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: August 29, 2024		/s/ Stefan Angeli
	Name:	Stefan Angeli
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

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